BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

[redacted]
02042962

BAA

23 July 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

02 JUL 31 AM 9:58

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

dlw 7/31

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 23 July 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Immediate release

Tuesday 23 July 2002

BAA INITIAL RESPONSE TO THE GOVERNMENT'S CONSULTATION DOCUMENT TOWARDS THE AVIATION WHITE PAPER

BAA plc, the world's leading airport company, welcomes the Government's decision to look at the UK's airport capacity for the next 30 years, and the Secretary of State's statement that doing nothing is not an option.

Mike Hodgkinson, chief executive of BAA plc said; "We firmly support the creation of new airport capacity in the South East. Air transport is vital to the economy, currently contributing over £10 billion to GDP and generating over half a million jobs. It is also crucial to the success of the UK's global, knowledge-based industries such as financial services, pharmaceuticals and biotechnology. We cannot afford to let other countries with expanding airport facilities attract our UK based businesses abroad, because of a lack of investment in the UK's aviation infrastructure.

"However a decision on capacity cannot be made on economic grounds alone. The options will have significant environmental impacts which will have to be addressed. We believe that air transport should be allowed to grow, providing it meets its external costs, mitigating or compensating for any environmental impact. The challenge presented by the Government's paper is to achieve the balance.

"We will now take the time to review the options from a technical point of view and will not comment further on them, until we have had time to consider all the implications and listened to the views of our stakeholders."

Mf.../

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

For more information on BAA plc see www.baa.com

Ends

Notes to Editors:

Copies of the consultation document are available from the Department for Transport www.airconsult.gov.uk

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel: +44 (0)20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0)20 7932 6692